UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PREFERRED APARTMENT COMMUNITIES, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

74039L103
(CUSIP Number)

Williams Opportunity Fund, LLC
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339
Attention:  General Counsel
770-818-4100

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 5, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74039L103

1	Names of Reporting Persons	Williams Opportunity Fund, LLC
I.R.S. Identification Nos. of above persons (entities only)			20-8043571

2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3	SEC Use Only

4	Source of Funds (See Instructions)
WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6	Citizenship or Place of Organization
Georgia

Number of	7	Sole Voting Power	1,000,000
Shares Bene-
ficially Owned	8	Shared Voting Power	— 0 —
by Each
Reporting	9	Sole Dispositive Power	1,000,000
Person With
	10	Shared Dispositive Power	— 0 —

11	Aggregate Amount Beneficially Owned by Each Reporting Person		1,000,000

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐

13	Percent of Class Represented by Amount in Row (11)		19.85%

14	Type of Reporting Person (See Instructions)		OO

Item 1.	Security and Issuer

This Statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Preferred Apartment Communities, Inc., a Maryland corporation (“PAC”).  The principal executive offices of PAC are located at 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339.

Item 2.	Identity and Background

(a) – (c), (f)     This Schedule 13D is being filed by Williams Opportunity Fund, LLC (the “Reporting Person”), a limited liability company organized under the laws of the State of Georgia, and a private, closed-end real estate fund.  The address of the principal business and principal office of the Reporting Person is 3625 Cumberland Boulevard, Suite 400, Atlanta, Georgia 30339.

(d)           During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds of Other Consideration

The Reporting Person used funds received from its capital contributions from members holding interests in the Reporting Person to purchase the shares of Common Stock from the Issuer.

Item 4.	Purpose of Transaction

The Reporting Person purchased the shares of Common Stock for investment purposes. The investment committee of the Reporting Person intends to review its holdings in PAC on a continuing basis depending upon, among other things, current and anticipated future trading prices for PAC’s securities, the financial condition, results of operations and prospects of PAC and its businesses, general economic, market and industry conditions, and the Reporting Person’s overall strategic objectives and financial condition.  The investment committee of the Reporting Person is comprised of five members including, John A. Williams, President, Chief Executive Officer and a director of the Issuer, Leonard A. Silverstein, Executive Vice President, General Counsel, Secretary and a director of the Issuer, Michael J. Cronin, Chief Accounting Officer and Treasurer of the Issuer, John A. Williams’ son, John A. Williams, Jr., and an employee of a company controlled by John A. Williams. With respect to the decisions relating to the voting and investment power of the shares of Common Stock of the Issuer, these decisions will be subject to the review and approval of an external, independent advisory committee.

Item 5.	Interest in Securities of the Issuer

(a) – (b)  As of April 11, 2011, the Reporting Person beneficially owns and has the sole voting and disposition power with respect to 1,000,000 shares of Common Stock of PAC, which represents approximately 19.85% of PAC’s Common Stock, based on 5,036,666 shares of Common Stock outstanding as of April 5, 2011, as reported by the Issuer.

(c)           Except as described in this Schedule 13D, the Reporting Person has not effected any transaction in Common Stock of PAC in the past sixty days.

(d)           The investment committee of the Reporting Person will determine whether the dividends received from the Issuer will be reinvested, credited ratably to the capital accounts of the members of the Reporting Person, or distributed ratably to the members of the Reporting Person.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Registration Rights Agreement.  On April 5, 2011, in connection with a private placement of 500,000 shares of Common Stock of the Issuer to the Reporting Person, the Issuer and the Reporting Person entered into a Registration Rights Agreement (the “Registration Rights Agreement”) containing customary terms and conditions, pursuant to which the Issuer has agreed to register under the Securities Act of 1933, as amended (the “Securities Act”), the shares of Common Stock held by the Reporting Person and its transferees under certain circumstances and subject to certain restrictions.  In addition, the Reporting Person has been given piggyback registration rights.  If the Issuer proposes to register under the Securities Act any Common Stock, whether or not for the sale for its own account or for the account of another person, the Reporting Person may include in such registration statement the number of shares of Common Stock as it may request, subject to the terms and upon the conditions set forth in the Registration Rights Agreement.  This description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the Registration Rights Agreement, a copy of which is filed as Exhibit 1 hereto.

Amended and Restated Letter Agreement.  On February 28, 2011, the Reporting Person and Preferred Apartment Advisors, LLC, the manager of the Issuer (the “Manager”), entered into an amended and restated letter agreement, pursuant to which the Reporting Person received a special limited liability company interest in the Manager, which interest entitles the Reporting Person to receive an aggregate of 1% of the gross revenues (excluding amounts to reimburse the Issuer’s initial costs, other reimbursed expenses, and any gross revenues related to property management and leasing fees) of the Manager received, directly or indirectly, from the Issuer and its subsidiary, Preferred Apartment Communities Operating Partnership, L.P. (the “Operating Partnership”), or its controlled affiliates (including any subsidiaries and/or joint ventures) (the “1% Manager Revenue Interest”).  Initial costs include (a) legal and accounting fees and expenses related to organization of the Issuer, the Operating Partnership and the Manager as well as the private placement to the Reporting Person, (b) brokerage and advisory services, (c) capital raising costs for sales of Common Stock, and (d) legal, financial and regulatory fees and expenses and other expenses.

The Reporting Person has the right to transfer all or part of the 1% Manager Revenue Interest to any of its affiliates without the consent of the Manager.  The Reporting Person will grant the Manager a right of first offer prior to any transfer to a non-affiliate.  The Manager and the Reporting Person have agreed that, after a holding period of one year, either party may trigger a sale of the 1% Manager Revenue Interest to the Manager.  The sale price for the 1% Manager Revenue Interest will be determined using the average of the valuation appraisals received from two independent appraisers that have reasonably suitable experience in business valuations.

For so long as the Reporting Person or any permitted transferee thereof holds the 1% Manager Revenue Interest, they will be entitled to receive an aggregate of 1% of the gross proceeds actually received by the Manager, from any sale of all or substantially all of, or the internalization of, the Manager.  This description of the Letter Agreement is qualified in its entirety by reference to the full text of the Letter Agreement, a copy of which is filed as Exhibit 2 hereto.

Williams Realty Fund I, LLC Loan.  It is the understanding of the Reporting Person that Williams Realty Fund I, LLC used proceeds from a $6.5 million loan given by the Reporting Person towards the purchase of shares of Common Stock of the Issuer.  The promissory note evidencing such loan accrues interest at a rate of 4.25% per annum.  The entire principal balance of the promissory note, together with all accrued and unpaid interest thereon is due on April 29, 2011.  As security for the payment and performance of all of Williams Realty Fund I, LLC’s obligations under the promissory note, on April 1, 2011, Williams Realty Fund I, LLC entered into a pledge agreement with the Reporting Person, pursuant to which Williams Realty Fund I, LLC pledged to the Reporting Person all of its membership interests in Oxford Summit Partners, LLC, a Georgia limited liability company, or all proceeds from the sale of the pledged membership interests pursuant to a Contract of Purchase and Sale that Williams Realty Fund I, LLC entered into with the Issuer on September 29, 2010 to sell to the Issuer its entire interest in Oxford Summit Partners, LLC.  This sale is expected to be completed by April 29, 2011.

Beneficial Ownership by Other Affiliates of the Issuer.  Williams Realty Fund I, LLC owns 690,000 shares of Common Stock of the Issuer, or 13.70% of the issued and outstanding shares of Common Stock of the Issuer as of April 5, 2011.  In addition, NELL Partners, Inc. owns 36,666 shares of Common Stock of the Issuer, or 0.73% of the issued and outstanding shares of Common Stock of the Issuer as of April 5, 2011.  John A. Williams, the President, Chief Executive Officer and a director of the Issuer, and Leonard A. Silverstein, the Executive Vice President, General Counsel, Secretary and a director of the Issuer, share joint voting and investment power of the shares held by NELL Partners, Inc.  John A. Williams’ spouse also owns 25,000 shares of Common Stock of the Issuer, or 0.50% of the issued and outstanding shares of Common Stock of the Issuer as of April 5, 2011.  The Reporting Person, Williams Realty Fund I, LLC, NELL Partners, Inc. and John A. Williams’ spouse collectively own 34.78% of the Common Stock of the Issuer.  However, the Reporting Person disclaims that it is a member of a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, including Williams Realty Fund I, LLC, NELL Partners, Inc. and John A. Williams’ spouse.  In addition, the Reporting Person disclaims beneficial ownership with respect to the shares of Common Stock of the Issuer held by Williams Realty Fund I, LLC, NELL Partners, Inc. and John A. Williams’ spouse.

Item 7.	Material to be filed as Exhibits

1.  Registration Rights Agreement, dated April 5, 2011 between Preferred Apartment Communities, Inc. and Williams Opportunity Fund, LLC.

2.  Amended and Restated Letter Agreement, dated February 28, 2011, between Preferred Apartment Advisors, LLC and Williams Opportunity Fund, LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 11, 2011

WILLIAMS OPPORTUNITY FUND, LLC,

By:	Williams Opportunity Fund Manager, LLC,
its Manager

By:	Williams Realty Advisors, LLC,
its Manager

	By:	/s/ Leonard A. Silverstein
Leonard A. Silverstein
General Counsel